

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2021

Robert D. Reid
Chief Executive Officer
Supernova Partners Acquisition Company, Inc.
4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C. 20016

> **Re: Supernova Partners Acquisition Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 1, 2021**
> **File No. 333-255079**

Dear Mr. Reid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2021 letter.

Amendment No. 1 to Form S-4 filed June 1, 2021

Interests of Certain Persons in the Business Combination, page 26

1. We note your response to comment 9. Please revise to more clearly disclose in qualitative and quantitative terms the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please fill in the blanks to the extent practicable and quantify the amounts regarding loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Comparative Per Share Data, page 40

2.   We note your response to prior comment 2. Please consider revising your disclosure in the paragraph preceding that comparative per share data tables on page 41 by removing the statement that unaudited pro forma combined book value per share information is provided in the tables.

Risk Factors, page 44

3.   Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Structure of the transactions, page 98

4.   We note your response to comment 4. Please revise here or where appropriate to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels in the table on page 23, including any needed assumptions. Please also revise the table on page 23 and accompanying narrative to address the effective underwriting fee on a percentage basis for shares at each redemption level.

Background of the transaction, page 119

5.   We note your revised disclosure and response to comment 6. Please revise to further clarify the material terms as they were initially proposed and how they evolved to the final terms. For example, we note the last paragraph on page 126 regarding discussions the week of March 8, 2021. It is unclear whether the transaction valuation was negotiated down from $3.25 billion to $2.25 billion and then increased at some point to $3 billion. It is also unclear how the other material terms mentioned in this paragraph evolved, including the form and amount of consideration and lock-ups. As another example of unclear disclosure in the section, you reference "high-vote" feature but it is unclear what per share voting power was initially proposed, who would benefit from it, and whether these evolved during negotiations. In this regard, revise where appropriate to clarify the sunset provisions, if any, of the high-vote shares.

Certain Forecasted Financial Information for Offerpad, page 131

6.   We note your revised disclosure and response to comment 8. It appears the assumptions involved expected increases in expenses. Please advise us why you believe it is not necessary for a balanced presentation to provide projected expenses or net income.

U.S. Federal Income Tax Considerations, page 160

7. We note that you address the tax consequences of redemptions. Please revise here and where appropriate to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please see Section III of Staff Legal Bulletin No. 19, which is available on our website.

Our Business Model, page 222

8. We reissue comment 11. We are unable to locate disclosure clarifying the terms you use, including approximate quantification of the median home prices in your current operations. It is also unclear if barriers to entering new markets relate primarily to the availability of MSAs with sufficient homes for sale in your target range, local or state regulations relating to the purchase and sale of homes, availability of a skilled workforce, or otherwise.

9. With respect to comment 12, please revise to quantify the approximate percentage of revenues from (1) the Flex offering and (2) "ancillary products and services."

Exhibits

10. We note your response to comment 16 and reissue the comment. It appears retention of the existing financing is assumed for the proposed transaction, and based on the second risk factor on page 63 Offerpad is materially dependent on the inventory financing facilities.

General

11. We note your revised disclosure in response to comment 15 and the reference to indemnification for "information contained in or omitted from the offering materials in connection with the PIPE Investment." Please advise us if the PIPE or other investors received valuations or other material Offerpad or other transaction information that has not been disclosed publicly.

You may contact Isaac Esquivel 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jon Burr at 202-551-5833 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Corsico